SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October, 2013, the percentage of shares of the LMCG Global MultiCap Fund’s (the “Fund”) outstanding Shares registered to Charles Schwab fell to 24.42% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.